Filed by First Trust Exchange Traded Fund
                                                         (File Number 811-21774)
                           Pursuant to Rule 425 under the Securities Act of 1933

                        Subject Company: First Trust Value(R) Line Dividend Fund
                                                         (File Number 811-21381)





PRESS RELEASE

SOURCE:  First Trust Value Line(R) Dividend Fund

SHAREHOLDERS OF FIRST TRUST VALUE LINE(R) DIVIDEND FUND APPROVE REORGANIZATION INTO EXCHANGE-TRADED FUND

LISLE, IL - (BUSINESS WIRE) - December 11, 2006 - First Trust Advisors L.P.
(FTA) announced that the shareholders of First Trust Value Line(R) Dividend Fund (AMEX:FVD), at a special meeting of shareholders held today, voted to approve the reorganization of FVD with and into First Trust Value Line(R) Dividend Index Fund (FVDIF), an exchange-traded fund and newly created series of First Trust Exchange-Traded Fund (FTETF). Under the terms of the reorganization, the assets of FVD will be transferred to, and the liabilities of FVD will be assumed by, FVDIF in exchange for shares of FVDIF. The FVDIF shares will be distributed to FVD shareholders, on a tax-free basis for federal income tax purposes, and FVD will be terminated. FVD will cease trading on the AMEX on Friday, December 15, 2006 and FVDIF will begin trading on the AMEX on Monday, December 18, 2006, under the "FVD" ticker symbol. The reorganization will be effected on a one share for one share basis based upon the net asset value of FVD on Friday, December 15, 2006.

FVD is a diversified closed-end management investment company. FVD's investment objective is to provide total return through a combination of current income and capital appreciation. It seeks to accomplish its investment objective by investing in common stocks that pay above-average dividends and have potential for capital appreciation. Such common stocks are selected through the application of a disciplined investment strategy implemented by its investment adviser, FTA.

FVDIF is a diversified series of FTETF, an exchange-traded fund. The investment objective of FVDIF is to seek investment results that correspond generally to the price and yield (before the fund's fees and expenses) of an equity index called Value Line(R) Dividend Index. The stock selection methodology for the Index is substantially similar to the investment strategy utilized for FVD. The investment adviser for FVDIF is FTA.



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CONTACT: W. Scott Jardine (630) 241-8798
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SOURCE: First Trust Value Line(R) Dividend Fund